Exhibit 99.2

CONSENT OF AUTHOR

March 23, 2026

VIA SEDAR+

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

Securities, Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Autorité des marchés financiers

Re:	Technical Report (the “Report”) entitled “Séguéla Gold Mine, Côte d’Ivoire” with an effective date of December 31, 2025, prepared for Fortuna Mining Corp. (the “Company”)

I, the undersigned, a Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, and co-author of the Report, hereby consent to the public filing of the Report by the Company.

“Eric Chapman”
Eric Chapman, P. Geo.